FILED BY HIBERNIA CORPORATION
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: HIBERNIA CORPORATION
                                                   COMMISSION FILE NO. 001-10294


FOLLOWING IS A VOICEMAIL SENT TO EMPLOYEES:

         This is Herb Boydstun with a message to all Hibernia employees.
         It has been quite a week for you, I know. It began with the Capital One announcement, and before many of you had time to fully grasp the news, family and friends were probably calling with questions and trying to get your reaction. In addition, customers, civic leaders and others in your communities may have called you before you had a chance to contact them. I realize it hasn't been easy, and I want to thank you for the professionalism you have displayed all week long.
         I know you have a lot of questions. Working with the folks at Capital One, we're working as fast as we can to get you the answers. A transaction of this size has complex matters that take some time to address. I ask for your patience.
         In the meantime, it's critical that we focus on the things we have done so well for so long. I'm talking about selling, serving and caring - core values that impressed Capital One as it began to look seriously at acquiring Hibernia. I'll repeat what I've said many times this week: Capital One executives really like what they see in our company. And like Hibernia, Capital One is a value-based organization. This transaction provides tremendous opportunities for the bank to grow faster and deeper. A lot is going to happen between now and the third quarter, when the transaction should be completed. Right now, the best thing we can do is continue to sell, serve and care as we always have. We need to preserve our client base and continue to attract new customers. We need to exhibit confidence, so that everyone will know that the combination of Hibernia and Capital One is great for our customers, communities, employees and investors.
         Again, we are working to provide you with information as fast possible. Thank you very much for all you do.

                                      # # #

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                 ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

         IN CONNECTION WITH THE PROPOSED MERGER, CAPITAL ONE WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HIBERNIA THAT ALSO CONSTITUTES A PROSPECTUS OF CAPITAL ONE. HIBERNIA WILL MAIL THE PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY CAPITAL ONE AND HIBERNIA WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY ACCESSING CAPITAL ONE'S WEBSITE AT WWW.CAPITALONE.COM UNDER THE TAB "INVESTORS" AND THEN UNDER THE HEADING "SEC & REGULATORY FILINGS" OR BY ACCESSING HIBERNIA'S WEBSITE AT WWW.HIBERNIA.COM UNDER THE TAB "ABOUT HIBERNIA" AND THEN UNDER THE HEADING "INVESTOR RELATIONS--SEC FILINGS".

         CAPITAL ONE, HIBERNIA AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM HIBERNIA STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER THE RULES OF THE SEC, BE CONSIDERED PARTICIPANTS IN THE

SOLICITATION OF THE HIBERNIA STOCKHOLDERS IN CONNECTION WITH THE PROPOSED
MERGER WILL BE SET FORTH IN THE PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC. YOU CAN FIND INFORMATION ABOUT CAPITAL ONE'S EXECUTIVE OFFICERS AND DIRECTORS IN ITS DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 17, 2004. YOU CAN FIND INFORMATION ABOUT HIBERNIA'S EXECUTIVE OFFICERS AND DIRECTORS IN ITS DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 18, 2004. YOU CAN OBTAIN FREE COPIES OF THESE DOCUMENTS FROM CAPITAL ONE AND HIBERNIA USING THE CONTACT INFORMATION ABOVE.